               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1995


                      _____________________


          PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                   Commission File No. 1-5591

                     ______________________

                        PENNZOIL COMPANY

                 Pennzoil Place, P. O. Box 2967
                   Houston, Texas  77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee,
Pennzoil Company Savings and
Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil Company Savings and Investment Plan (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1995, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           ARTHUR ANDERSEN LLP



Houston, Texas
June 18, 1996


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1995

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Merrill            Davis
                                                  Lynch             Morgan           Advisor            Lynch              New
                                                Retirement      Institutional        Income &           Equity             York
                                               Preservation          Bond             Growth            Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $       -         $       -         $       -         $       -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        21,462,020               -                 -                 -                 -
    Mutual funds                                       -           1,070,138         3,799,680        23,160,772         7,828,868
    Participant loans                                  -                 -                 -                 -                 -

  Receivables-
    Employee contributions                          65,998             4,552            22,758            54,619            34,137
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                             21,528,018         1,074,690         3,822,438        23,215,391         7,863,005

LIABILITIES:
    Due to trustee                                     -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $21,528,018       $ 1,074,690       $ 3,822,438       $23,215,391       $ 7,863,005
                                               ============      ============      ============      ============      ============


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $16,075,432       $43,200,481       $ 59,275,913
    Battle Mountain Gold Company
      common stock                                     -              80,468            99,470            179,938
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           21,462,020
    Mutual funds                                       -                 -                 -           35,859,458
    Participant loans                            6,042,027               -                 -            6,042,027

  Receivables-
    Employee contributions                             -              45,514               -              227,578
    Employer contributions                             -                 -             181,383            181,383
    Investment income                                  -                 -              17,232             17,232
                                               ------------      ------------      ------------      -------------
       Total assets                              6,042,027        16,201,414        43,498,566        123,245,549

LIABILITIES:
    Due to trustee                                     -             397,193           220,691            617,884
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 6,042,027       $15,804,221       $43,277,875       $122,627,665
                                               ============      ============      ============      =============

 See notes to financial statements.


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1994

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Merrill            Davis
                                                  Lynch             Morgan           Advisor            Lynch              New
                                                Retirement      Institutional        Income &           Equity             York
                                               Preservation          Bond             Growth            Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $       -         $       -         $       -         $       -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        20,531,493               -                 -                 -                 -
    Mutual funds                                       -             485,011         2,697,361        17,215,099         3,152,931
    Cash and temporary investments                     -                 -                 -                 -                 -
    Participant loans                                  -                 -                 -                 -                 -

  Receivables-
    Employee contributions                          69,644             2,110            12,662            59,091            14,773
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                             20,601,137           487,121         2,710,023        17,274,190         3,167,704

LIABILITIES:
    Payable to brokers                                 -                 -              32,815               -              33,597
    Due to trustee                                     -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $20,601,137       $   487,121       $ 2,677,208       $17,274,190       $ 3,134,107
                                               ============      ============      ============      ============      ============


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $16,032,476       $39,382,813       $ 55,415,289
    Battle Mountain Gold Company
      common stock                                     -             121,586           150,297            271,883
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           20,531,493
    Mutual funds                                       -                 -                 -           23,550,402
    Cash and temporary investments                     -                 -                 -                -
    Participant loans                            5,268,476               -                 -            5,268,476

  Receivables-
    Employee contributions                             -              52,760               -              211,040
    Employer contributions                             -                 -             171,227            171,227
    Investment income                                  -                 -               6,270              6,270
                                               ------------      ------------      ------------      -------------
       Total assets                              5,268,476        16,206,822        39,710,607        105,426,080

LIABILITIES:
    Payable to brokers                                 -                 -                -                66,412
    Due to trustee                                     -                 -             361,349            361,349
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 5,268,476       $16,206,822       $39,349,258       $104,998,319
                                               ============      ============      ============      =============

 See notes to financial statements.


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    (WITH FUND INFORMATION)
                                              FOR THE YEAR ENDED DECEMBER 31,1995


                                                                      Participant Directed Funds
                                        ----------------------------------------------------------------------------------------
                                          Merrill             J.P.               Fidelity          Merrill            Davis
                                           Lynch              Morgan             Advisor            Lynch              New
                                        Retirement        Institutional          Income &          Equity              York
                                       Preservation            Bond               Growth            Index             Venture
                                           Trust               Fund                Fund             Trust              Fund
                                       --------------     -------------      -------------       -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $  20,601,137       $   487,121       $  2,677,208       $ 17,274,190       $  3,134,107

CONTRIBUTIONS:
  Employee                                 3,520,970           262,700          1,156,955          2,863,763          1,801,945
  Employer                                      -                 -                  -                  -                  -
  Rollovers from qualified plans             704,429           137,370            253,207            191,366            220,368
    (Note 1)

INVESTMENT INCOME:
  Dividends                                     -               13,519            144,098                 19            553,054
  Interest                                 1,290,033            26,584               -                  -                  -
  Loan Repayment Interest                    149,368             6,608             24,895            112,714             51,137

REALIZED GAIN (LOSS) ON SALE
  OF INVESTMENTS                                -                4,045             35,903            769,237            132,634

UNREALIZED APPRECIATION /
  (DEPRECIATION) OF INVESTMENTS                 -               65,077            254,081          5,592,978            948,480

NET TRANSFERS AMONG FUNDS AND
  OTHER PLANS (Note 1)                      (836,862)          122,806           (245,049)          (283,249)         1,586,683

ADMINISTRATIVE EXPENSES (Note 1)             (13,581)             (234)              (735)            (5,420)            (1,261)

DISTRIBUTIONS AND WITHDRAWALS             (3,351,904)          (41,930)          (425,155)        (2,797,811)          (455,046)
  (Note 1)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                        (1,371,145)          (43,237)          (181,862)        (1,091,387)          (335,467)
  Principal Received                         806,893            34,025            128,149            561,867            225,102

OTHER                                         28,680               236                743             27,124              1,269
                                        -------------      ------------      -------------      --------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $  21,528,018       $ 1,074,690       $  3,822,438       $ 23,215,391       $  7,863,005
                                       ==============      ============      =============      ==============     ==============

                                                                                   Non-
                                                                               Participant
                                          Participant Directed Funds             Directed
                                       ---------------------------------     --------------


                                                             Company             Company
                                            Loan              Stock               Stock
                                            Fund              Fund                 Fund               Total
                                       --------------     -------------      -------------       -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $   5,268,476      $ 16,206,822       $ 39,349,258       $104,998,319

CONTRIBUTIONS:
  Employee                                      -            2,383,957               -            11,990,290
  Employer                                      -                 -             9,900,260          9,900,260
  Rollovers from qualified plans                -               53,905               -             1,560,645
    (Note 1)

INVESTMENT INCOME:
  Dividends                                     -              922,211          2,408,008          4,040,909
  Interest                                      -                 -                10,961          1,327,578
  Loan Repayment Interest                       -              138,933               -               483,655

REALIZED GAIN (LOSS) ON SALE
  OF INVESTMENTS                                -             (562,861)          (922,690)          (543,732)

UNREALIZED APPRECIATION /
  (DEPRECIATION) OF INVESTMENTS                 -              (58,459)          (154,791)         6,647,366

NET TRANSFERS AMONG FUNDS AND
  OTHER PLANS (Note 1)                          -               43,438           (321,368)            66,399

ADMINISTRATIVE EXPENSES (Note 1)                -               (4,563)            (1,926)           (27,720)

DISTRIBUTIONS AND WITHDRAWALS (Note 1)      (860,675)       (2,855,473)        (7,191,999)       (17,979,993)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                         4,070,115        (1,047,017)              -                  -
  Principal Received                      (2,480,634)          724,598               -                  -

OTHER                                         44,745          (141,270)           202,162            163,689
                                        -------------     -------------      -------------      --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $   6,042,027      $ 15,804,221       $ 43,277,875       $122,627,665
                                       ==============     =============      =============      ==============


 See notes to financial statements.

           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN:

General

The Pennzoil Company Savings and Investment Plan (the Plan) was established effective December 20, 1986, by Pennzoil Company. The purpose of the Plan is to encourage employees of Pennzoil Company and participating subsidiaries and affiliated companies (collectively referred to as Pennzoil) to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their families in the event of their death.

Each person employed by Pennzoil as of December 20, 1986 (effective date), who was a member of the Pennzoil Company and Participating Companies Employees Stock Purchase Plan (Pennzoil Stock Purchase
Plan) or the Employee Stock Ownership Plan of Pennzoil Company (Pennzoil Stock Ownership Plan), became eligible to participate in the Plan on that date. All other salaried employees become eligible to participate in the Plan on the effective date or entry date coinciding with or immediately following their completion of one year of service. Effective January 1, 1989, the account balances of all hourly employees (if such hourly employee was a member of a collective bargaining unit to which the Plan had been made available) were transferred to the Pennzoil Company Savings and Investment Plan for Hourly Employees (Hourly Plan). Upon changing wage status, a participant's account balance is transferred between the Plan and the Hourly Plan. Such transfers are reflected at current value as of the date of transfer in the accompanying financial statements.

Effective October 24, 1986, the Pennzoil Stock Purchase Plan and Pennzoil Stock Ownership Plan were terminated. As a result of these terminations, participants were able to elect to receive all Pennzoil Company common stock (Common Stock) and Battle Mountain Gold Company common stock (Battle Mountain Stock), as well as the cash value of any related fractional shares, or to transfer such vested amounts to the Plan.

In January 1990, Pennzoil acquired 80 percent (on a fully diluted basis) of the common stock of Jiffy Lube International, Inc. Effective October 1, 1990, the board of directors of Pennzoil approved the merger of the assets of the Jiffy Lube International, Inc. 401(k) Plan and Trust Agreement (Jiffy Lube Plan) into the Plan. Accordingly, the account balances of participants in the Jiffy Lube Plan were transferred to the Plan. The Pennzoil Stock Purchase Plan, the Pennzoil Stock Ownership Plan and the Jiffy Lube Plan are collectively referred to as the Prior Plans.

The transferred amounts applicable to the Prior Plans are maintained in separate accounts for each participant (Prior Plan
Accounts) segregated into amounts representing each participant's employee and employer accounts under the Prior Plans (see
"Investment Choices" below).

Contributions

In order to participate in the Plan, an eligible employee may authorize, by payroll deduction, a contribution of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a
Section 401(k) option, on a "before-tax" basis. Pennzoil will contribute an amount equal to 100 percent of the first 6 percent of each employee's contribution.

Upon written request filed with the administrative committee, a participant in the Plan or an employee of Pennzoil who is otherwise eligible to participate in the Plan but who has not yet completed the participation requirements may transfer an amount from another qualified investment plan (Rollover Amount) into the Plan, provided that such Rollover Amount is transferred in the form of cash. The Rollover Amount will be deposited in an investment fund and shall at all times be fully vested and nonforfeitable and share in the income of the investment fund. However, such Rollover Amount will not share in employer matching contributions.

Investment Choices

Employer contributions are invested solely in Common Stock. At Pennzoil's option, employer contributions may be made either in cash or in Common Stock. Therefore, the statement of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1995, Pennzoil contributed 218,232 shares of its Common Stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statements of net assets available for benefits under the caption "Cash and temporary investments."

Participants who have attained age 55 may direct all or a part of their existing employer contributions to be invested among the various investment options. Employee contributions are invested as designated by participating employees in the following investment funds:


      Fund Name                        Type of Investments(s)
- --------------------------       ----------------------------------

I.   Merrill Lynch Retirement    Invests primarily in guaranteed investment
     Preservation Trust          contracts (generally with insurance companies
                                 or banks which agree to return principal and a stated rate of return over a specified period of time) and U.S. Government and U.S.
                                 Government Agency securities.

II.  J. P. Morgan Institutional  Normally, at least 65% of the fund's assets
     Bond Fund                   will be represented by investment in
                                 securities rated "A" or better by a major ratings agency. The fund's duration
                                 (a measure of average maturity) ranges
                                 between 3-1/2 and 5-1/2 years.

III.  Fidelity Advisor Income   Invests in a diversified portfolio of
      and Growth Fund           equity and fixed-income securities
                                with income, growth of income and capital appreciation potential.

IV.  Merrill Lynch Equity       Consists of common stocks that, to
     Index Trust                the extent possible, duplicate the
                                composition of Standard & Poor's Index
                                of 500 stocks.

V.  Davis New York Venture      Invests primarily in common stock and
    Fund (formerly New York     securities convertible into common
    Venture Fund)               stock.  The fund ordinarily invests in
                                securities which management believes
                                have above-average appreciation
                                potential.

VI.  Company Stock Fund         Common stock of Pennzoil Company


Under the terms of the Plan, Prior Plan Accounts are not commingled with other Plan assets for investment purposes, are not allocated investment income from other Plan assets and are not allocated employer contributions. In addition, amounts transferred to the Plan from the Pennzoil Stock Purchase Plan and Pennzoil Stock Ownership Plan must remain invested in Common Stock and Battle Mountain Stock. Amounts transferred from the employer account of the Jiffy Lube Plan must remain invested in Common Stock while amounts transferred from the employee account may be invested in any one of the six options described above. Dividends or other income earned on shares of Common Stock and Battle Mountain Stock in the Prior Plan Accounts are required to be reinvested in Common Stock. Participants are fully vested in such Prior Plan Accounts and will receive distributions upon giving written notice to the administrative committee for withdrawals or upon termination of employment. Included in Prior Plan Accounts at December 31, 1995 and 1994, respectively, are 78,293 and 95,260 shares of Common Stock and 21,169 and 24,717 shares of Battle Mountain Stock which have been reflected in the Non-Participant Directed Company Stock Fund in the accompanying financial statements. The fair value of the Common Stock was $3,307,897 at December 31, 1995, and $4,203,348 at December 31, 1994. The fair value of the Battle Mountain Stock was $179,938 at December 31, 1995, and $271,883 at December 31, 1994.

Loans

A participant may apply to the administrative committee of the Plan to borrow from his accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (20 years in the case of loans to purchase a primary residence) and cannot exceed the lesser of $50,000 or 50 percent of the participant's account balances.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

Withdrawals

Withdrawals may be made from either of an employee's previous pre-tax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee. After-tax withdrawals cause the participants to forfeit the right to participate in the Plan for 180 days, while pre-tax withdrawals are allowed only when the participant is age 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant is fully vested and only after withdrawing all amounts from any Prior Plan Accounts and any Rollover Amounts, and not being in a suspended status.

Distribution of Benefits

Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three members appointed by the board of directors of Pennzoil Company. Merrill Lynch Trust Company (Trustee) is sole trustee of the Plan. All administrative expenses are borne by Pennzoil Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974 (ERISA).

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the board of directors of Pennzoil Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.


2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits.
There were no such amounts outstanding at December 31, 1995 and 1994. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of Pennzoil Company's contributions and the Plan's investment earnings.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values, except for the Retirement Preservation Trust, which is stated at contract value. For the Company Stock Fund, fair value was determined by using the closing price of the securities held as listed on the New York Stock Exchange on the last trading day of the Plan year. Fair value of the mutual funds was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan. Contract value for the Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Realized gains (losses) are calculated based on proceeds from the sale of assets and the current value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation (depreciation) of investments is calculated based on the current value of the assets at the end of the Plan year and the current value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year.

3.   FEDERAL INCOME TAXES:

The Plan received a determination letter on October 26, 1994 that the Plan, as currently designed, is in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Internal Revenue Service concluded that the Plan is designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of December 31, 1995 and 1994.



                                                                                        SCHEDULE I


                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                          DECEMBER 31, 1995




                                                                                               Current
    Identity of Issue                Description of Investment                    Cost          Value
- ---------------------                -------------------------                ------------   ------------
EQUITY SECURITIES:
 Common stock-
   Pennzoil Company <F1>           1,402,980 shares--$.83-1/3 par value       $77,923,030      $59,275,913
   Battle Mountain Gold Company       21,169 shares--$.10 par value                95,857          179,938
                                                                               ----------      -----------
   Total equity securities                                                     78,018,887       59,455,851
                                                                               ----------       ----------
INVESTMENT CONTRACTS:
 Merrill Lynch Retirement
   Preservation Trust <F1>         21,462,020 units                            21,462,020      21,462,020
                                                                               ----------      ----------
MUTUAL FUNDS:
 Merrill Lynch Equity
   Index Trust <F1>                   577,691 units                            17,357,855      23,160,772
 Fidelity Advisor Income & Growth     241,864 units                             3,615,192       3,799,680
 Davis New York Venture Fund          539,178 units                             7,054,551       7,828,868
 J.P. Morgan Institutional Bond Fund  105,641 units                             1,020,254       1,070,138
                                                                               ----------      ----------
   Total mutual funds                                                          29,047,852      35,859,458
                                                                               ----------      ----------
OTHER:
  Participant loans <F1>, at interest
   rates ranging from 7.0% to 9.5%                                              6,042,027       6,042,027
                                                                               ----------       ---------
            Total assets held for
              investment purposes                                            $134,570,786    $122,819,356
                                                                             ============    ============

<F1> Represents party in interest.



                                                                                        SCHEDULE II


                                PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                                    SCHEDULE OF REPORTABLE TRANSACTIONS

                                    (SERIES OF INVESTMENT TRANSACTIONS)

                                   FOR THE YEAR ENDED DECEMBER 31, 1995



Number of
 Units or
Face Value      Identity of Party Involved          Purchase         Selling      Cost of         Net Gain/
 Amount         and Description of Assets           Price<F1>       Price <F1>     Asset           (Loss)
- ---------      ---------------------------        ------------    -----------    ---------        ---------
                Pennzoil Company common stock,
                 $.83-1/3 par value -
   198,020           Purchases (594 transactions)    $9,067,696    $      -      $9,067,696    $    -
   148,132           Sales (739 transactions)              -         6,712,266    8,213,658     (1,501,392)

                Merrill Lynch Equity Index Trust-
   129,958           Purchases (466 transactions)     4,534,451            -      4,534,451          -
   141,523           Sales (629 transactions)              -         4,951,947    4,182,710        769,237

                Merrill Lynch Retirement
                 Preservation Trust-
 7,872,150           Purchases (819 transactions)     7,870,104            -       7,870,104          -
 6,941,623           Sales (635 transactions)              -         6,941,623     6,941,623          -


                Davis New York Venture Fund
   349,281           Purchases (414 transactions)     4,868,887            -       4,868,887          -
    89,613           Sales (322 transactions)              -         1,240,659     1,108,025       132,634




<F1>   Current value of asset on transaction date is equal to the selling price/purchase price.
       Prices are shown net of related expenses.

NOTE: This schedule is a listing of series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL COMPANY SAVINGS AND
                                 INVESTMENT PLAN



                                 By   S/N James W. Shaddix
                                 James W. Shaddix
                                 Chairman of the Administrative Committee


June 27, 1996

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 18, 1996, included herein, into Pennzoil Company's previously filed Registration Statement on Form S-8 No. 33-51473.




                                      ARTHUR ANDERSEN LLP


Houston, Texas
June 27, 1996